Woodward, Inc.

1081 Woodward Way

Fort Collins, CO 80524

VIA EDGAR

August 13, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	Woodward, Inc.

Withdrawal of Registration Statement on Form S-4

Filed February 28, 2020

SEC File No. 333-236737

Dear Ms. Purnell:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Woodward, Inc, (“Woodward”) hereby requests that the above-referenced Registration Statement No. 333-236737, filed with the Commission on February 28, 2020 (the “Registration Statement”), be withdrawn effective immediately.

Woodward filed the Registration Statement to register shares of Woodward’s common stock to be issued in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated January 12, 2020 (the “Merger Agreement”), between Woodward, Hexcel Corporation and Genesis Merger Sub, Inc. On April 5, 2020, the parties to the Merger Agreement mutually agreed to terminate the Merger Agreement and, as a result, Woodward has determined to withdraw the Registration Statement. The Registration Statement has not been declared effective and no securities have been issued or sold under the Registration Statement.

Should you have any questions regarding this application, please contact A. Christopher Fawzy at (970) 482-5811.

Sincerely,

WOODWARD, INC.

By:	/s/ A. Christopher Fawzy

A. Christopher Fawzy
Corporate Vice President, General Counsel,
Corporate Secretary and Chief Compliance Officer

cc:
Larry W. Sonsini
Martin W. Korman
Wilson Sonsini Goodrich & Rosati